Filed by Metrocall Holdings, Inc. Pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule
14a-12 under the Securities Exchange Act of
1934, Commission File No. 333-115769

Subject Company: Metrocall Holdings, Inc.

Subject Company: Arch Wireless, Inc.

Subject Company: Wizards-Patriots Holdings, Inc.

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Form 10-K for the year ended December 31, 2003, each as amended by an Amendment No. 1 to Form 10-K filed on April 29, 2004, and their respective quarterly reports on Form 10-Q for the quarter ended March 31, 2004.

Wizards-Patriots Holdings, Inc., a recently-formed Delaware corporation that will become the parent holding company for each of Metrocall and Arch upon completion of the proposed merger, has filed a Registration Statement on Form S-4 with the SEC containing the form of a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Tim Dietz (tel.: 703-660-6677, extension 6231) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

Investors should read the definitive joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decision.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include:

Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of July 1, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 2.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of July 1, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 8.5%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

* * *
[The following is a press release]

For Immediate Release:
Thursday, July 1, 2004

Metrocall Contact:
 Timothy J. Dietz
 Director, Corporate Communications
 & Investor Relations
 (703) 660-6677x6231
 dietzt@metrocall.com

Metrocall Holdings, Inc. Announces Filing of Shareholder Class Action

     Alexandria, VA, Thursday, July 1, 2004 — Metrocall Holdings, Inc. (NASDAQ: MTOH) today announced that it and the members of its board of directors have been named, together with Arch Wireless, Inc. and Wizards-Patriots Holdings, Inc., as defendants in a purported shareholder class action complaint filed by Lyle Green, a shareholder of Metrocall, challenging Metrocall’s proposed merger with Arch.

     The proposed merger was announced on March 29, 2004, and Wizards-Patriots Holdings, Inc., a wholly-owned subsidiary of Metrocall and a Delaware corporation, would become the new holding company of Metrocall and Arch upon consummation of the merger. The proposed merger is subject to several conditions, including shareholder and regulatory approvals.

     The complaint was filed in the Court of the Chancery of the State of Delaware, New Castle County, on June 29, 2004. The complaint alleges, among other things, that the Metrocall directors violated their fiduciary duties to Metrocall shareholders in connection with the proposed merger. In addition, the complaint asserts that Arch and Wizards-Patriots aided and abetted the Metrocall directors’ alleged breach of their fiduciary duties.

     Metrocall believes that the complaint is wholly without merit and intends to vigorously contest the action.

About Metrocall Holdings

     Metrocall Holdings, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. For more information on Metrocall please visit our Web site and online store at www.metrocall.com or call 800-800-2337.

Safe Harbor Statement Under the Private Securities Litigation Reform Act

This press release includes “forward-looking statements,” within the meaning of the federal securities laws, that involve uncertainties and risks. These include statements regarding events or developments that Metrocall Holdings expects or anticipates will occur in the future. A number of risks and uncertainties could cause actual results, events, and developments to differ from expectations. Please refer to Metrocall’s most recent annual report on Form 10-K, and any subsequently filed reports on Form 10-Q and Form 8-K, as well as its other filings with the Securities and Exchange Commission, for a complete discussion of these and other important factors that could cause actual results to differ materially from those projected by these forward-looking statements.